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December 12, 2023	Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attn: Deborah O’Neal

Re:	The Oberweis Funds (the “Registrant”) Post Effective Amendment No. 74 (Amendment No. 76) to Registration Statement on Form N-1A File Nos. 33-09093 and 811-04854

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on November 20, 2023 with respect to Post Effective Amendment No. 74 (Amendment No. 76) to the Registrant’s Registration Statement on Form N-1A filed on October 6, 2023 (the “Registration Statement”) relating to the issuance of Institutional Class shares of the Oberweis International Opportunities Fund (the “Fund”), a series of the Registrant. Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

Prospectus – Footnote 3 to the Fee Table

Comment (1)    Please clarify whether acquired fund fees and expenses are excluded from the expense limitation.

Response:   The disclosure has been revised to state that acquired fund fees and expenses are excluded from the expense limitation.

Comment (2)    The phrase which reads “however, the adviser is not obligated to reimburse the Fund for any amounts in excess of fees paid to the adviser” is not consistent with the description of the expense limitation agreement on page 17 of the SAI.

Response:   The referenced disclosure has been deleted.

Comment (3)    Please revise the last sentence to clarify that recoupment of reimbursed expenses may only occur three years from the date on which the reimbursement occurred.

Response:   The disclosure has been revised accordingly.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

U.S. Securities and Exchange Commission

December 12, 2023

Comment (4)     Please confirm that the language in the last sentence “at the time of the recoupment” is correct; if not, please revise.

Response:   The referenced language is correct; however, the next word should be “or” not “on” and should read “. . . if the recoupment does not cause the Fund’s expenses to exceed the expense limitation in place at the time of the recoupment or at the time of reimbursement, whichever is lower.”

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Please call me at (312) 609-7616 if you have any questions.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt Shareholder

RMH/ser